RIOCAN

REAL ESTATE INVESTMENT TRUST

May 25, 2006


06013853



Delivered By Courier

SEC Headquarters
100 F Street, NE
Washington, DC 20549
U.S.A.

SUPPL

Re: **RioCan Real Estate Investment Trust ("RioCan")**
Exemption File Number 82-34916

Ladies and Gentlemen:

Attached hereto is information that RioCan has made public pursuant to the requirements of Ontario law. This information includes the following documents:

- Final Short Form Prospectus
- Consent Letter of Issuer's Legal Counsel
- Auditors' Consent Letter
- Final Receipt
- MRRS Decision Document (Final)

RioCan's exemption file number is 82-34916. If you have any questions or require any additional information regarding these matters, please contact Robert Wolf at 416-866-3198.

Regards,



Robert Wolf
Vice President and Chief Financial Officer

PROCESSED
MAY 31 2006
THOMSON
FINANCIAL

Attachments

The Exchange Tower, 130 King Street West
Suite 700, P.O. Box 378, Toronto, Ontario M5X 1E2
Main Tel (416) 866-3033 1-800-465-2733
Main Fax (416) 866-3020 Leasing Fax (416) 866-8056 Operation Fax (416) 866-8381



This short form prospectus is a base shelf prospectus. This short form prospectus has been filed under legislation in each of the provinces of Canada that permit certain information about these securities to be determined after this prospectus has become final and that permit the omission from this short form prospectus of that information. The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

The securities offered hereby have not been, and will not be, registered under the United States Securities Act of 1933, as amended and, subject to certain exceptions, may be not be offered or sold in the United States or to U.S. persons.

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. *Copies of the documents incorporated herein by reference may be obtained on request without charge from the Vice-President and Chief Financial Officer of RioCan Real Estate Investment Trust at The Exchange Tower, 130 King Street West, Suite 700, Toronto, Ontario M5X 1E2 (Telephone (416) 866-3033), and are also available electronically at www.sedar.com. For the purposes of the Province of Quebec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained without charge from the Vice-President and Chief Financial Officer of the issuer at the above mentioned address and telephone number and is also available electronically at www.sedar.com*

BASE SHELF SHORT FORM PROSPECTUS

New Issue — May 19, 2006

RIOCAN REAL ESTATE INVESTMENT TRUST

(a trust created under the laws of Ontario)

$3,000,000,000

Debt Securities (Senior Unsecured) — **Units**

RioCan Real Estate Investment Trust ("**RioCan**") may from time to time during the 25 month period that this short form base shelf prospectus ("**Prospectus**"), including any amendments, remains valid, offer for sale and issue debt securities (the "**Debt Securities**") and trust units (the "**Units**") of RioCan (the Debt Securities together with the Units, are collectively referred to as the "**Securities**"). RioCan may sell up to $3,000,000,000 aggregate initial offering price of Securities (or the equivalent amount if any Securities are denominated in a currency other than Canadian dollars).

The specific terms of any Securities offered will be described in one or more shelf prospectus supplements (collectively or individually, as the case may be, a "**Prospectus Supplement**"), including, where applicable: (i) in the case of Units, the number of Units being offered, the offering price and any other specific terms; and (ii) in the case of Debt Securities, the specific designation, the aggregate principal amount being offered, the denominations, the currency, the issue and delivery date, the maturity date, the issue price (or the manner of determination thereof if offered on a non-fixed price basis), the interest rate (either fixed or floating, and, if floating, the manner of calculation thereof), the interest payment date(s), the redemption, exchange or conversion provisions (if any), the repayment terms, the form (either global or definitive), the authorized denominations and any other specific terms. A Prospectus Supplement may include specific variable terms pertaining to the Securities that are not within the alternatives and parameters described in this Prospectus.

RioCan may sell Securities to or through underwriters or dealers or to purchasers directly or through agents subject to obtaining any applicable exemption from registration requirements. See "Plan of Distribution". A Prospectus Supplement will set out the names of any underwriters, dealers or agents involved in the sale of the Securities, the principal amount (if any) to be purchased by underwriters and the compensation of such underwriters, dealers or agents. Unless otherwise indicated in a Prospectus Supplement, an offering of Securities will be subject to approval of certain legal matters on behalf of RioCan by Goodmans LLP, Toronto.

The Units are listed on the Toronto Stock Exchange (the "**TSX**") under the symbol REI.UN.

No underwriter has been involved in the preparation of this Prospectus or performed any review of the contents of this Prospectus.

Unless otherwise specified in the applicable Prospectus Supplement, the Debt Securities will not be listed on any securities exchange. Accordingly, unless so specified, there will be no market through which these securities may be sold and purchasers may not be able to resell securities purchased under this Prospectus. This may affect the pricing of the securities in the secondary market, the transparency and availability of trading prices, the liquidity of the securities and the extent of issuer regulation. See "Risk Factors".

TABLE OF CONTENTS

Page

DOCUMENTS INCORPORATED BY REFERENCE 2
RIOCAN 4
USE OF PROCEEDS 5
EARNINGS INTEREST COVERAGE 5
SUPPLEMENTARY EARNINGS INTEREST COVERAGE 5
CONSOLIDATED CAPITALIZATION 5
DESCRIPTION OF UNITS 6
DESCRIPTION OF DEBT SECURITIES 6
RATINGS 11
PLAN OF DISTRIBUTION 11
RECENT DEVELOPMENTS 12
RISK FACTORS 12
LEGAL MATTERS 12
AUDITORS 13
PURCHASERS' STATUTORY RIGHTS 13
AUDITOR'S CONSENT 13
CERTIFICATE 14

DOCUMENTS INCORPORATED BY REFERENCE

The following documents of RioCan, which have been filed with the securities commission or similar authority in each of the provinces of Canada, are specifically incorporated by reference into this Prospectus:

(a) RioCan's renewal annual information form dated March 27, 2006 (the "**AIF**");

(b) the audited consolidated comparative financial statements and the notes thereto for the fiscal years ended December 31, 2005 and 2004 together with the auditor's report thereon, including management's discussion and analysis relating thereto;

(c) the management information circular dated March 20, 2006 regarding RioCan's annual meeting of unitholders held on May 15, 2006; and

(d) the unaudited comparative financial statements and the notes thereto for the three month period ended March 31, 2006, including management's discussion and analysis relating thereto.

Any documents of the type referred to above, and any material change reports (excluding confidential reports), annual and interim financial statements (including management's discussion and analysis filed in connection with such annual and interim financial statements), updated disclosure of earnings interest coverage ratios, and information circulars or annual filings that are filed by RioCan with the various securities commissions or any similar authorities in the provinces of Canada after the date of this Prospectus and prior to the termination of the offering under any Prospectus Supplement shall be deemed to be incorporated by reference into this Prospectus.

Any statement contained in a document incorporated or deemed to be incorporated by reference into this Prospectus will be deemed to be modified or superseded, for purposes of this Prospectus, to the extent that a statement contained in this Prospectus or in any other subsequently filed document that also is or is deemed to be incorporated by reference into this Prospectus modifies or supersedes that statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

Upon a new annual information form and the related annual financial statements being filed by RioCan with, and, where required, accepted by the applicable securities regulatory authorities during the currency of this Prospectus, the previous annual information form, the previous annual financial statements and all interim financial statements, material change reports and annual filings or information circulars filed before the commencement of RioCan's fiscal year in which the new annual information form is filed will be deemed no longer to be incorporated by reference into this Prospectus for purposes of future offers and sales of Securities under this Prospectus.

A Prospectus Supplement containing the specific terms in respect of any Securities, updated disclosure of earnings interest coverage ratios (if applicable) and any additional or updated information RioCan may elect to include (provided that such information does not describe a material change that has not already been the subject of a material change report or a prospectus amendment) will be delivered to purchasers of such Securities, together with this Prospectus, and will be deemed to be incorporated into this Prospectus as of the date of such Prospectus Supplement, but only for purposes of the offering of such Securities.

RIOCAN

RioCan is an unincorporated "closed-end" trust constituted in accordance with the laws of the Province of Ontario, pursuant to a declaration of trust that was most recently amended and restated as of May 11, 2005 (the "**Declaration of Trust**").

RioCan is Canada's largest real estate investment trust with a total market capitalization of approximately $[7] billion. It has ownership interests in a portfolio of 201 retail properties, including 12 under development, across Canada containing an aggregate of approximately 51 million square feet, including partners' and shadow anchors' interests. RioCan's purpose is to deliver to its unitholders (the "**Unitholders**") stable and reliable cash distributions, which continually increase over time. RioCan satisfies this purposes by focusing its investment strategy on owning, developing, managing and operating stable, low risk retail properties. The specific areas in which RioCan invests are new format retail centres, neighbourhood convenience unenclosed centres and urban retail properties.

Increasingly RioCan's focus is to own properties mainly in those primary Canadian markets that have consistently experienced population growth, being: Toronto, Ontario; Calgary, Alberta; Edmonton, Alberta; Vancouver, British Columbia; Ottawa, Ontario; and Montreal, Quebec. RioCan also owns properties in strong secondary markets which show growth and where the long-term goal is to own the dominant unenclosed centres in those markets, such as Kingston, Ontario and Quebec City, Quebec.

In addition to direct investments in real property, RioCan may make investments in real property through a joint venture, co-ownership arrangement, corporation, or other business associations or activities. RioCan may also invest in other real estate or mortgage investment issuers and in other companies or entities the assets of which consist primarily of real property or direct or indirect investments in real property. RioCan may also invest in mortgages on real property where it takes back a mortgage to effect a sale of real property or may invest in participating mortgages with or without an option to convert to an ownership interest, thereby realizing effective participation in the cash flow and capital appreciation of a property without the full risk of ownership. Within such investments, the mortgagor may provide additional collateral security and/or guarantees.

Given RioCan's full range of real estate related in-house functional capabilities, it also enhances recurring distributable income by leveraging these capabilities through pursuing opportunities where value-added potential exists. Such initiatives would generally encompass the acquisition of properties that would not be core investments for RioCan and undertaking redevelopment and/or repositioning activities with the intention of resale at the completion of the value-added process. Additionally, where it can help achieve other strategic objectives, RioCan may consider properties (or portions thereof) that would otherwise be core investments as properties held for resale. Such initiatives are undertaken by RioCan itself or with partners. Programs commenced as part of this strategy include the RioCan Retail Value L.P. and RRVLP II, joint ventures that acquire properties for purposes of redevelopment or repositioning with the intention of resale, and properties held for resale (acquired or developed both directly and indirectly through our mezzanine lending program).

Properties held for resale are properties acquired or developed where RioCan has no intention of their being owned on a long term basis and plans to dispose of such properties in the ordinary course of business. RioCan expects to earn a return on these assets through a combination of property operating income earned during the relatively short holding period and sales proceeds.

The operations of RioCan, including the management of its investments, are subject to the control and direction of its trustees (the "**Trustees**"). The Trustees have powers and responsibilities analogous to those applicable to boards of directors of corporations. An investment committee consisting of at least three Trustees participates in the investment process.

The principal office of RioCan is at The Exchange Tower, Suite 700, 130 King Street West, Toronto, Ontario M5X 1E2. The Units trade on the TSX under the symbol "REI.UN".

RioCan is not a mutual fund and is not subject to the requirements of Canadian mutual fund policies and regulations under Canadian securities legislation.

RioCan is not a trust company and, accordingly, is not registered under the Trust and Loan Companies Act (Canada) or the trust company legislation of any province as it does not carry on, nor does it intend to carry on, the business of a trust company.

USE OF PROCEEDS

The use of proceeds from the sale of Securities will be described in a Prospectus Supplement relating to a specific issuance of Securities. RioCan may use net proceeds from the sale of Securities to repay indebtedness outstanding from time to time, to fund the acquisition of real property and other investments as permitted by the Declaration of Trust, for capital expenditures and for other general purposes.

EARNINGS INTEREST COVERAGE

The earnings interest coverage ratios set forth below have been prepared in accordance with applicable Canadian securities law disclosure requirements.

The consolidated interest expense on RioCan's debt for the 12 months ended December 31, 2005 was $148,908,000. Consolidated net income for such 12-month period, before interest expense and income taxes was $270,373,000, which is 1.82 times RioCan's consolidated interest expense for such period.

After giving pro forma effect to transactions involving the issuances of long-term debt and changes in indebtedness subsequent to December 31, 2005, but without recognizing any earnings related to any such transactions, and all servicing costs that have been, or are expected to be, incurred in connection therewith, RioCan's pro forma consolidated interest expense for such period would have been $159,873,000 resulting in a 1.69 times coverage based on consolidated net income (before interest expense and income taxes) of $270,373,000 for such period.

The consolidated interest expense on RioCan's debt for the 12 months ended March 31, 2006 was $148,826,000. Consolidated net income for such 12-month period before interest expense and income taxes was $286,347,000 which is 1.92 times RioCan's consolidated interest expense for such period.

After giving pro forma effect to transactions involving the issuances of long-term debt and changes in indebtedness subsequent to the 12 months ended March 31, 2006, but without recognizing any earnings related to any such transactions, and all servicing costs that have been, or are expected to be, incurred in connection therewith, RioCan's pro forma consolidated interest expense for such period would have been $148,737,000 resulting in a 1.93 times coverage based on consolidated net income (before interest expense and income taxes) of $286,347,000 for such period.

SUPPLEMENTARY EARNINGS INTEREST COVERAGE

RioCan's consolidated net income, before interest expense, income taxes, non-recurring items (impairment provisions) and depreciation and amortization, for the 12 months ended March 31, 2006 and including any transactions subsequent to this date involving the issuance of long-term debt and changes in indebtedness and attributing imputed earnings, if any, related to all such transactions, and all servicing costs that have been, or are expected to be, incurred in connection therewith, would have been $414,792,000, which is 2.79 times RioCan's $148,737,000 pro forma consolidated interest expense for such period.

CONSOLIDATED CAPITALIZATION

There have been no material changes in the number of units outstanding and indebtedness of RioCan since March 31, 2006, the date of RioCan's financial statements for its most recently completed financial year filed with the securities regulatory authorities, other than 434,006 units issued pursuant to RioCan's distribution reinvestment plan, 5,508 units

issued pursuant to RioCan's unit purchase plan, 43,000 units issued pursuant to RioCan's unit option plan and a net decrease in indebtedness of approximately $318,000 which has been incurred in the ordinary course of business.

DESCRIPTION OF UNITS

The beneficial interest in the assets of the Trust is divided into an unlimited number of Units. Units represent a Unitholder's proportionate undivided interest in the Trust. No Unit has any preference or priority over another. No Unitholder has or is deemed to have any right of ownership in any of the assets of the Trust.

Each Unit confers the right to one vote at any meeting of Unitholders and to participate equally and rateably in distributions by the Trust and, on termination of the Trust, in the net assets of the Trust remaining after satisfaction of all liabilities. Units are issued in registered form, are fully paid and non-assessable, when issued and are transferable. Other than in respect of the issuance of Units on the reinvestment of distributions to persons participating in the Trust's distribution reinvestment plan, no fractional Units are, or will be, issued.

As at May 19, 2006 there were 197,715,080 Units issued and outstanding. The Trust is not aware of any person who beneficially owns or exercises control or direction over more than 10% of the issued and outstanding Units.

At no time may non-residents of Canada, as determined for the purposes of the Tax Act, be the beneficial owners of a majority of the outstanding Units and the Trustees shall inform each transfer agent of the Trust of this restriction. The transfer agent of the Trust may require declarations as to the jurisdictions in which beneficial owners of Units are resident. If the Trust's transfer agent becomes aware, as a result of requiring such declarations as to beneficial ownership or otherwise, that the beneficial owners of 49% of the Units then outstanding are, or may be, non-residents or that such a situation is imminent, the transfer agent shall make a public announcement thereof and shall not accept a subscription for Units from or issue or register a transfer of Units to a person unless the person provides a declaration in form and content satisfactory to the Trustees that the person is not a non-resident of Canada. If, notwithstanding the foregoing, the transfer agent determines that a majority of the Units are held by non-residents, the transfer agent may send a notice to non-resident holders of Units, chosen in inverse order to the order of acquisition or registration or in such other manner as the transfer agent may consider equitable and practicable, requiring them to sell their Units or a portion thereof within a specified period of not less than 60 days. If the Unitholders receiving such notice have not sold the specified number of Units or provided the transfer agent with satisfactory evidence that they are not non-residents within such period, the transfer agent may on behalf of such Unitholders sell such Units and, in the interim, shall suspend the voting and distribution rights attached to such Units. Upon such sale, the effective holders shall cease to be holders of Units and their rights shall be limited to receiving the net proceeds of sale upon surrender of the certificates representing such Units.

DESCRIPTION OF DEBT SECURITIES

The Debt Securities will be issued under a trust indenture dated as of March 8, 2005 (the "**Trust Indenture**") between RioCan and CIBC Mellon Trust Company (the "**Indenture Trustee**"). Each such issue will be made by way of a supplement to the Trust Indenture (a "**Supplemental Indenture**"), which will set out the terms of each series of Debt Securities. The following summary of the material terms of the Debt Securities does not purport to be complete. For full particulars of such terms, reference should be made to the Trust Indenture and the relevant Supplemental Indenture.

Definitions

For the purpose of the following discussion of certain provisions of the Trust Indenture, the following terms have the meanings set out below (being the meanings which will be attributable to such terms in the Trust Indenture):

"**Capital Lease Obligation**" of any person means the obligation of such person, as lessee, to pay rent or other payment amounts under a lease of real or personal property which is required to be classified and accounted for as a capital lease or a liability on a consolidated balance sheet of such person in accordance with generally accepted accounting principles.

"**Extraordinary Resolution**" means, with respect to modifications which affect the Debt Securities generally, instruments in writing signed by the holders of 66⅔% of the outstanding principal amount of Debt Securities or a resolution passed by the affirmative votes of the holders of not less than 66⅔% or with respect to certain significant changes, including the maturity date, principal amount or a reduction in the interest rate of the Debt Securities, instruments in writing signed by the holders of 75% of the outstanding principal amount of Debt Securities or a resolution passed by 75% of the principal amount of the Debt Securities represented and voting on a poll at a meeting of holders of the Debt Securities duly convened and held in accordance with the provisions of the Trust Indenture.

"**generally accepted accounting principles**" means, as at any date of determination, generally accepted accounting principles in effect in Canada as of the date thereof.

"**Indebtedness**" of any person means (without duplication) (i) any obligation of such person for borrowed money (including, for greater certainty, the full principal amount of convertible debt, notwithstanding its presentation under generally accepted accounting principles), (ii) any obligation of such person incurred in connection with the acquisition of property, assets or businesses, (iii) any obligation of such person issued or assumed as the deferred purchase price of property, (iv) any Capital Lease Obligation of such person and (v) any obligations of the type referred to in clauses (i) through (iv) of another person, the payment of which such person has guaranteed or for which such person is responsible or liable; provided that, for the purpose of clauses (i) through (v) (except in respect of convertible debt, as described above), an obligation will constitute Indebtedness only to the extent that it would appear as a liability on the consolidated balance sheet of such person in accordance with generally accepted accounting principles. Obligations referred to in clauses (i) through (iii) exclude trade accounts payable, distributions payable to unitholders, accrued liabilities arising in the ordinary course of business which are not overdue or which are being contested in good faith and indebtedness with respect to the unpaid balance of instalment receipts, where such indebtedness has a term not in excess of 12 months, will be deemed not to be Indebtedness for the purpose of this definition.

"**Material Subsidiary**" at any date means any Subsidiary which constitutes more than 10% of the aggregate amount of unitholders' equity and the accumulated building amortization in respect of RioCan's properties calculated as at such date in accordance with generally accepted accounting principles.

"**Non-Recourse Indebtedness**" means any Indebtedness of a Subsidiary of RioCan which is a single purpose company or any Subsidiary of RioCan whose principal assets and business are constituted by a particular project and pursuant to the terms of such Indebtedness payment is to be made from the revenues arising out of such project with recourse for such payment being available only to the revenues or the assets of such single purpose company or the project.

"**Subsidiary**" of any person means a subsidiary company of such person, such term having the meaning attributed to it in the Securities Act (Ontario) and, in the case of RioCan, the meaning shall be read as though RioCan is a company.

General

A Prospectus Supplement relating to a particular series of Debt Securities will describe the terms of such Debt Securities including, where applicable, the following:

(a) the specific designation of the Debt Securities;

(b) any limit on the aggregate principal amount of the Debt Securities;

(c) the authorized denominations of the Debt Securities;

(d) the currency in which the Debt Securities may be purchased and the currency in which principal and interest is payable;

(e) the date or dates (if any) on which the Debt Securities will mature and the portion (if less than all of the principal amount) of the Debt Securities to be payable on declaration of acceleration of maturity;

(f) the rate or rates per annum (which may be fixed or variable) at which the Debt Securities will bear interest (if any), the date or dates on which any such interest will be payable and the record dates (if any) for any interest payable on the Debt Securities which are registered securities;

(g) any mandatory or optional redemption or sinking fund provisions, including the period or periods within which, the price or prices at which and the terms and conditions on which the Debt Securities may be redeemed or purchased at the option of RioCan or otherwise;

(h) any conversion or exchange terms;

(i) the percentage of the principal amount (including any premium) at which the Debt Securities may be issued;

(j) whether the Debt Securities will be issuable in registered or bearer form or both or in the form of temporary or permanent global securities and the basis of exchange, transfer and ownership thereof;

(k) each office or agency where the principal of, premium (if any) on and interest on the Debt Securities will be payable, and each office or agency where the Debt Securities may be presented for registration of transfer or exchange; and

(l) any other terms of the Debt Securities, including covenants and events of default relating solely to the applicable series of Debt Securities or any covenants or events of default generally applicable to the Debt Securities which are not to apply to the applicable series of Debt Securities.

Debt Securities may be issued bearing no interest or interest at a rate below the prevailing market rate at the time of issuance and may be offered and sold at a discount below their stated principal amounts.

Denominations, Registration and Transfer

Unless otherwise provided for in a Supplemental Indenture (and indicated in the applicable Prospectus Supplement) with respect to a particular series of Debt Securities, Debt Securities will be issued in fully registered form without coupons attached in either global or definitive form and in denominations and integral multiples as set out in the applicable Prospectus Supplement. Other than in the case of book-entry only securities, Debt Securities may be presented for registration or transfer (with the form of transfer endorsed thereon duly executed) at the corporate trust office of the Indenture Trustee in Toronto, Ontario or at the office of any transfer agent designated by RioCan for such purpose with respect to any Debt Securities referred to in a Prospectus Supplement. Reasonable service charges may be levied for certain transfers, conversions or exchanges of the Debt Securities. RioCan may require payment of a sum to cover any tax or other governmental charge payable in connection therewith. The Indenture Trustee or such transfer agent, as the case may be, will effect such transfer, conversion or exchange only when satisfied with the documents of title and the identity of the person making the request. If a Prospectus Supplement refers to any transfer agent in addition to the Indenture Trustee initially designated by RioCan with respect to any series of Debt Securities, RioCan may at any time rescind the designation of any such transfer agent or approve any change in the location through which such transfer agent acts.

In the case of book-entry only securities, a global certificate or certificates (a "**Global Security**") representing such Debt Securities, will be held by a designated depository (the "**Depository**") for its participants. These Debt Securities may be purchased or transferred only through such participants, which include securities brokers and dealers, banks and trust companies. The Depository will establish and maintain book-entry accounts for its participants acting on behalf of holders of such Debt Securities. The interests of holders of such Debt Securities will be represented by entries in the records maintained by the participants. Holders of Debt Securities issued in book-entry only form will not be entitled to receive a certificate or other instrument evidencing their ownership thereof, except in limited circumstances. Each such holder will receive a customer confirmation of purchase from the participant from which the Debt Securities are purchased in accordance with the practices and procedures of that participant.

Payment

Unless otherwise specified in the applicable Prospectus Supplement, payment of principal of and premium (if any) on a Debt Security will be made in Canadian currency against surrender of the Debt Security at the corporate trust office of the Indenture Trustee in Toronto, Ontario. Unless otherwise indicated in the applicable Prospectus Supplement, payment of any instalment of interest on a Debt Security will be made by cheque to the person in whose name such Debt Security is registered at the close of business on the recorded date for such interest.

Rank

The Debt Securities will be direct senior unsecured obligations of RioCan and will rank equally and rateably with one another and with all other unsecured and unsubordinated indebtedness of RioCan, except to the extent prescribed by law.

Maintenance of Properties

RioCan will maintain and keep or cause to be maintained and kept in good condition, repair and working order all of the properties owned by it or any of its Subsidiaries used in its business or in the business of any of its Subsidiaries and will make or cause to be made all necessary repairs and renewals to and replacements and improvements of these properties, in each case as in its judgment may be necessary to carry on its business properly and prudently. Notwithstanding the foregoing, RioCan and its Subsidiaries will not be prohibited from selling or transferring any of their properties in the ordinary course of business.

Insurance

RioCan will maintain and cause its Subsidiaries to maintain property and liability insurance as would be maintained by a prudent owner.

Events of Default

The Trust Indenture provides that each of the following events will constitute an event of default (each, an "**Event of Default**") under each separate series of Debt Securities:

(a) default in payment of principal when due;

(b) default in payment of any interest when due where such default continues for a period of three business days after the relevant interest payment date;

(c) a breach of or default in the performance of any covenant of RioCan under the Debt Securities, the Trust Indenture or a Supplemental Indenture in connection with that series of Debt Securities where such default or breach continues for a period of 30 days after the Indenture Trustee has given notice in writing to RioCan specifying the nature of such breach or default, and requiring RioCan to put an end to such breach or default unless the Indenture Trustee (having regard to the subject matter of such breach or default) agrees to a longer period, and in such event within the period agreed to by the Indenture Trustee;

(d) certain events of bankruptcy, insolvency, winding up or dissolution related to RioCan or a Material Subsidiary as set out in the Trust Indenture;

(e) the rendering of a final judgment (not subject to appeal) against RioCan or any Material Subsidiary in an aggregate amount in excess of $25 million by a court of competent jurisdiction, which remains undischarged and unstayed for a period of 60 days after the date on which the right to appeal has expired; and

(f) default by RioCan or any Material Subsidiary under the terms of any Indebtedness (other than any Non-Recourse Indebtedness) where that default results in the acceleration of that Indebtedness (after expiration of any applicable grace period) unless such acceleration is waived or rescinded; provided that the aggregate of all such Indebtedness which is accelerated exceeds $25 million.

Subject to the provisions of the Trust Indenture relating to the duties of the Indenture Trustee, in case an Event of Default applicable to a series of Debt Securities occurs and is continuing, the Indenture Trustee will be under no obligation to exercise any of its rights or powers under the Trust Indenture at the request or direction of any of the holders of Debt Securities of such series, unless such holders have offered to indemnify the Indenture Trustee to its reasonable satisfaction.

If an Event of Default (other than an Event of Default described in paragraph (d) above) occurs and is continuing with respect to a particular series of Debt Securities, the Indenture Trustee may, in its discretion, or will, upon receiving instruction from the holders of at least 25% in aggregate principal amount of the outstanding Debt Securities of such series, accelerate the maturity of all Debt Securities of such series; provided that, notwithstanding any other provisions of the Trust Indenture, after such acceleration, but before a judgement or decree based on acceleration, the holders of a majority in aggregate principal amount of outstanding Debt Securities of that series may rescind and annul such acceleration in certain circumstances described in the Trust Indenture. Please see "Modification and Waiver". If an Event of Default specified in paragraph (d) above occurs, the outstanding Debt Securities will become immediately due and payable without any declaration or other act on the part of the Indenture Trustee or any holder of Debt Securities.

Additional Events of Default may be prescribed in a Supplemental Indenture for the benefit of holders of the applicable series of Debt Securities.

Redemption

A Prospectus Supplement may outline the circumstances under and the basis on which RioCan, at any time and from time to time at its option, may redeem all or any principal amount of the Debt Securities of any series before its stated maturity.

Purchase for Cancellation

Subject to the terms of any Supplemental Indenture, RioCan, at any time and from time to time, may purchase for cancellation all or any principal amount of Debt Securities of any series in the market, by private contract or by tender at any price.

Defeasance

The Trust Indenture contains provisions requiring the Indenture Trustee to release RioCan from its obligations under any Supplemental Indenture and the Trust Indenture relating to a particular series of Debt Securities provided that, among other things, RioCan satisfies the Indenture Trustee that it has deposited funds or made due provision for the payment of the expenses of the Indenture Trustee and for payment of all principal and interest and other amounts due or to become due in respect of such series of Debt Securities.

Modification and Waiver

The rights of the holders of Debt Securities issued under the Trust Indenture and any Supplemental Indenture may be modified if authorized by Extraordinary Resolution. If the proposed modification affects the rights of the holders of a separate series of Debt Securities issued under a Supplemental Indenture rather than all of the Debt Securities, the approval of a like proportion of the holders of such separate series of Debt Securities outstanding under such Supplemental Indenture will be required.

Notwithstanding the above, the approval of holders of 75% of the outstanding principal amount of Debt Securities of any series will be required (a) to change the stated maturity of the principal, the redemption price of, or any instalment

of interest on, any Debt Securities of such series, (b) to reduce the principal amount of, or interest or premium (if any) on, any Debt Securities of such series, (c) to change the place or currency of payment of the principal of, premium (if any) on redemption price of or interest on, any Debt Securities of such series, or (d) to amend the percentage of Debt Securities of such series necessary to approve an Extraordinary Resolution.

The holders of a majority of the outstanding principal amount of the Debt Securities of a series, on behalf of all holders of Debt Securities of that series, may waive compliance by RioCan with certain restrictive provisions of the Trust Indenture relating to such series. Subject to certain rights of the Indenture Trustee as provided in the Trust Indenture, the holders of a majority of the outstanding principal amount of the Debt Securities of a series, on behalf of all holders of Debt Securities of such series, may waive certain Events of Default under the Trust Indenture with respect to such series of Debt Securities.

Financial Information

RioCan has covenanted in the Trust Indenture to deliver to the Indenture Trustee its audited annual financial statements and unaudited interim financial statements at such time as such statements are delivered to Canadian securities regulators.

RATINGS

Standard & Poor's Ratings Services, a division of The McGraw-Hill Companies (Canada) Corporation ("**S&P**") and the Dominion Bond Rating Service Limited ("**DBRS**") provide credit ratings of debt securities for commercial entities. A credit rating generally provides an indication of the risk that the borrower will not fulfill its full obligations in a timely manner with respect to both interest and principal commitments. Rating categories range from highest credit quality (generally AAA) to very highly speculative (generally C). S&P has provided RioCan with an entity credit rating of BBB. A credit rating of BBB is generally an indication of adequate credit quality as defined by both agencies. There can be no assurance that any rating will remain in effect for any given period of time or that any rating will not be withdrawn or revised by a rating agency at any time.

S&P and the DBRS provide stability ratings for real estate investment trusts (REITs) and income trusts. A stability rating generally provides an indication of both the stability and sustainability of REITs' and income trusts' distributions to unitholders. S&P's rating categories range from the highest level of distributable cash flow generation stability relative to other income funds in the Canadian market place (SR-1) to a very low level of distributable cash flow generation stability relative to other income funds in the Canadian market place (SR-7). RioCan's S&P stability rating is SR-2. This rating category reflects a very high level of distributable cash flow generation stability relative to other income funds in the Canadian marketplace. DBRS's rating categories range from highest stability and sustainability of distributions per unit (STA-1) to poor stability and sustainability of distributions per unit (STA-7). RioCan has a DBRS stability rating of STA-2 (low). This rating category reflects very good stability and sustainability of distributions per unit. There can be no assurance that any rating will remain in effect for any given period of time or that any rating will not be withdrawn or revised by a rating agency at any time.

PLAN OF DISTRIBUTION

General

RioCan will sell the Securities to or through underwriters or dealers or purchasers directly or through agents. The Securities may be sold from time to time in one or more transactions at a fixed price or prices, which may be changed or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

A Prospectus Supplement will set forth the terms of the offering, including the name or names of any underwriters, dealers or agents, the purchase price or prices of the Securities, the proceeds to RioCan from the sale of the Securities, any initial public offering price (or the manner of determination thereof if offered on a non-fixed price basis), any underwriting discount or commission and any discounts, concessions or commissions allowed or reallowed or paid by

any underwriter to other dealers. Any initial public offering price and any discounts, concessions or omissions allowed or reallowed or paid to dealers may be changed from time to time.

Each series or issue of Debt Securities will be a new issue of securities with no established trading market. Unless otherwise specified in a Prospectus Supplement relating to an issue of Debt Securities, the Debt Securities will not be listed on any securities or stock exchange. In connection with any offering of Securities, the underwriters may over-allot or effect transactions that stabilize or maintain the market price of the Securities offered at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time. Any underwriters or agents to or through whom Securities are sold by RioCan may make a market in the Securities, but they will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given that a trading market in any of the Securities will develop or as to the liquidity of any trading market for the Securities.

Underwriters, dealers and agents who participate in the distribution of the Securities may be entitled under agreements to be entered into with RioCan to indemnification by RioCan against certain liabilities including liabilities under securities legislation, or to contribution with respect to payments that they may be required to make in respect thereof. Such underwriters, dealers and agents may be customers of, engage in transactions with, or perform services for RioCan in the ordinary course of business.

The Securities have not been and will not be registered under the United States Securities Act of 1933 (the "**U.S. Securities Act**"). Accordingly, except in certain transactions exempt from the registration requirements of the U.S. Securities Act, the Securities may not be offered, sold or delivered within the United States, and each underwriter or agent will agree that it will not offer, sell or deliver the Securities within the United States. In addition, until 40 days after the commencement of an offering of Securities, an offer or sale of such Securities within the United States by a dealer (whether or not participating in the offering) may violate the registration requirements of the U.S. Securities Act.

RECENT DEVELOPMENTS

On May 1, 2006 RioCan announced that it entered into a firm agreement with Canada Pension Plan ("CPP") Investment Board to sell, on a forward basis, a 50% interest in each of RioCan Centre Burloak, Oakville, Ontario and RioCan Meadows, Edmonton, Alberta. RioCan (22.5%) and Trinity Development Group Inc. (27.5%) have agreed to sell a 50% interest in RioCan Beacon Hill, Calgary, Alberta. The total purchase price is approximately $190 million and closings will be staggered beginning in the summer of 2006.

This is the first deal in the strategic platform that RioCan announced in October 2004 with the CPP Investment Board to acquire premier regional power centres in Canada on a 50/50 basis. Properties acquired under this joint venture will remain core, long-term holdings for both RioCan and the CPP Investment Board. In addition, RioCan will provide property management, asset management, leasing, development and construction management services for the centres acquired with the CPP Investment Board.

RISK FACTORS

Prospective investors in a particular offering of the Securities should carefully consider, in addition to information contained in the Prospectus Supplement relating to that offering and the information incorporated by reference herein, the risks described in RioCan's annual information form and management's discussion and analysis which are incorporated by reference herein as at the date of the Prospectus Supplement relating to the particular offering of Securities.

LEGAL MATTERS

Certain legal matters relating to an offering of the Securities will be passed upon on behalf of RioCan by Goodmans LLP. As of May 19, 2006, the partners and associates of Goodmans LLP beneficially owned, directly or indirectly, less than 1% of the outstanding Units of RioCan. Dale H. Lastman, a partner of Goodmans LLP, is a member of the board of Trustees of RioCan.

AUDITORS

RioCan's auditors for the fiscal year ended December 31, 2005 were Soberman LLP, Chartered Accountants, 2 St. Clair Avenue East, Toronto, Ontario M4T 2T5. Effective February 7, 2006 RioCan's auditors are Ernst & Young LLP, Chartered Accountants, 222 Bay Street, Toronto, Ontario M5K 1J7.

PURCHASERS' STATUTORY RIGHTS

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that such remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal adviser.

AUDITOR'S CONSENT

We have read the base shelf short form prospectus of RioCan Real Estate Investment Trust (the "REIT") dated May 19, 2006 relating to the issuance and sale of Securities. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned prospectus of our report to the unitholders of the REIT on the consolidated balance sheets of the REIT as at December 31, 2005 and 2004, and the consolidated statements of earnings, unitholders' equity and cash flows for the years then ended. Our report is dated January 23, 2006.

Toronto, Canada
May 19, 2006

(Signed) SOBERMAN LLP
Chartered Accountants

CERTIFICATE

Dated: May 19, 2006

This short form prospectus, together with the documents incorporated in this prospectus by reference, will, as of the date of the last supplement to this prospectus relating to the securities offered by this prospectus and the supplement(s), constitute full, true and plain disclosure of all material facts relating to the securities offered by this prospectus and the supplement(s) as required by the securities legislation of each of the provinces of Canada. For the purpose of the province of Quebec, this simplified prospectus, together with documents incorporated herein by reference and as supplemented by the permanent information record, will contain no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

(Signed) EDWARD SONSHINE, Q.C.
President and Chief Executive Officer

(Signed) ROBERT WOLF
Vice President and Chief Financial Officer

On behalf of the Trustees

(Signed) DALE LASTMAN
Trustee

(Signed) PAUL GODFREY
Trustee

Goodmans LLP

250 Yonge Street, Suite 2400
Toronto, Ontario Canada M5B 2M6

Telephone: 416.979.2211
Facsimile: 416.979.1234
goodmans.ca



HARD COPY ON FILE
FILED BY SEDAR

Ontario Securities Commission
Alberta Securities Commission
British Columbia Securities Commission
Manitoba Securities Commission
New Brunswick Securities Commission
Securities Commission of Newfoundland and Labrador
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Autorité des marchés financiers
Saskatchewan Financial Services Commission

Dear Sirs/Mesdames:

Re: RioCan Real Estate Investment Trust (the "REIT")
(Final) Base Shelf Short Form Prospectus dated May 19, 2006
(the "Short Form Shelf Prospectus")

We refer to the Short Form Shelf Prospectus of the REIT relating to the qualification of the distribution of debt securities (senior and unsecured) and units of the REIT.

We hereby consent to the reference to our name on the face page of the Prospectus and under the heading "Legal Matters".

This letter is solely for the private information of the addressees and is not to be used, quoted or referred to, in whole or in part in any document, nor is it to be published, circulated or furnished in whole or in part to any other person or company, nor should it be relied upon by any other person.

Yours truly,

"Goodmans LLP"

SOBERMAN LLP

May 19, 2006

Alberta Securities Commission
British Columbia Securities Commission
The Manitoba Securities Commission
Securities Commission of Newfoundland
Office of the Administrator, New Brunswick
Nova Scotia Securities Commission
Ontario Securities Commission
Registrar of Securities, Prince Edward Island
Commission des valeurs mobilières de Québec
Saskatchewan Securities Commission

Dear Sirs:

Re: RioCan Real Estate Investment Trust (the "REIT")

We refer to the base shelf short form prospectus of the REIT dated May 19, 2006 relating to the offer for sale from time to time of up to $3 billion principal amount of Securities of the REIT.

We consent to the use, through incorporation by reference in the above-mentioned base shelf short form prospectus, of our report dated January 23, 2006 to the unitholders of the REIT on the following financial statements:

- Consolidated balance sheets as at December 31, 2005 and 2004;
- Consolidated statements of earnings, unitholders' equity and cash flows for the years ended December 31, 2005 and 2004.

We report that we have read the base shelf short form prospectus and all information specifically incorporated by reference therein and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the consolidated financial statements upon which we have reported or that are within our knowledge as a result of our audit of such consolidated financial statements.

This letter is provided solely for the purpose of assisting the securities regulatory authorities to which it is addressed in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decisions made based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.

Yours very truly,



SOBERMAN LLP

Chartered Accountants

2 St.Clair Avenue East Suite 1100 Toronto ON M4T 2T5
T 416 964 7633 F 416 964 6454 www.soberman.com
CHARTERED ACCOUNTANTS AN INDEPENDENT MEMBER OF BKR INTERNATIONAL


AUTORITÉ
DES MARCHÉS
FINANCIERS

DÉCISION N° : 2006-MC-1427

NUMÉRO DE PROJET SÉDAR: 939228

DOSSIER N° : 11720

Objet : Fonds de placement immobilier Riocan
Demande de visa

Vu la demande présentée le 15 mai 2006;

vu les articles 11, 14 et 19 de la *Loi sur les valeurs mobilières*, L.R.Q., c. V-1.1;

vu la partie 2 du *Règlement 44-102 sur le placement de titres au moyen d'un prospectus préalable*;

vu les pouvoirs délégués conformément à l'article 24 de la *Loi sur l'Autorité des marchés financiers*, L.R.Q., c. A-33.2.

En conséquence, l'Autorité des marchés financiers octroie le :

visa pour le prospectus préalable du 19 mai 2006 de Fonds de placement immobilier Riocan concernant le placement de titres d'emprunt et de parts de fiducie d'un capital global maximal de 3 000 000 000 $.

Le visa prend effet le 19 mai 2006.

(s) Benoit Dionne
Benoit Dionne
Chef du Service du financement des sociétés

JC/ir

800, square Victoria, 22ième étage, tour de la Bourse, C.P. 246, Montréal (Québec) H4Z 1G3
Tél. : (514) 395-0337 * Télécopieur : (514) 873-6155



Ontario Securities Commission | Commission des valeurs mobilières de l'Ontario | P.O. Box 55, 19th Floor, 20 Queen Street West, Toronto ON M5H 3S8 | CP 55, 19e étage, 20, rue queen ouest, Toronto ON M5H 3S8

IN THE MATTER OF NATIONAL POLICY 43-201
MUTUAL RELIANCE REVIEW SYSTEM FOR
PROSPECTUSES AND ANNUAL INFORMATION FORMS

AND

IN THE MATTER OF

RIOCAN REAL ESTATE INVESTMENT TRUST

DECISION DOCUMENT

This final mutual reliance review system decision document evidences that final receipts of the regulators in each of **British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick, Nova Scotia, Prince Edward Island, Newfoundland and Labrador** have been issued for the **Short Form Base Shelf Prospectus** of the above Issuer dated **May 19th, 2006**.

DATED at Toronto this **19th** day of **May, 2006**.

John Hughes

John Hughes
Manager, Corporate Finance

SEDAR Project #**939228**